China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road, Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

November 3, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:
China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

On October 27, 2011, China Kangtai Cactus Bio-tech, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated October 27, 2011 (the “Letter”).  The Company hereby requests an extension of the due date of the Company’s response to the Letter to November 28, 2011.

An extension is necessary due to the limited availability of the Company’s advisors, financial staff and auditors, who are currently working diligently on preparing the Form 10-Q for the quarterly period ended September 30, 2011 and whose input is necessary for an adequate response to the Letter.

Comments or questions regarding this letter may be directed to the undersigned or James Shafer of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Hong Bu Hong Bu Chief Financial Officer

Enclosures
cc:	James Shafer The Crone Law Group